Balance Sheet

Amet LLC

Assets

		Q1	Q2	Q3	Q4
Assets:		Sum:	Sum:	Sum:	Sum:
▼ Current Assets		$0	$0	$0	$0
	Cash				
	Accounts Receivable				
	Doubtful Accounts				
	Inventory				
	Temporary Investments				
	Prepaid Expenses				
	Other Current Assets				
▼ Fixed Assets		$0	$0	$0	$0
	Long Term Investments				
	Land				
	Buildings				
	Accumulated Depreciation				
	Property, Plant and Equipment				
	Accumulated Depreciation				
	Total Assets	$0	$0	$0	$0

Liabilities and Shareholders' Equity

		Q1	Q2	Q3	Q4
Liabilities and Shareholders' Equity:		Sum:	Sum:	Sum:	Sum:
▼ Current Liabilities		$0	$0	$0	$0
	Accounts Payable				
	Short Term Notes				
	Current Portion of Long Term Notes				
	Interest Payable				
	Taxes Payable				
	Accrued Payroll				
	Other Current Liabilities				
▼ Long Term Liabilities		$0	$0	$0	$0
	Long Term Debt				
	Deferred Income Taxes				
	Other Long Term Liabilities				
▼ Shareholders' Equity		$0	$0	$0	$0
	Capital Stock				
	Additional Paid in Capital				
	Retained Earnings				
	Total Liabilities and Equity	$0	$0	$0	$0

Income Statement

US-GAAP

Fiscal Year End 12/31 (in Thousands)	2020	2021	2022
Revenues			
Cost of Goods Sold			
Gross Profit	$0	$0	$0

	2020	2021	2022
Operating Expenses			
Selling, General, and Administrative Expenses			
Depreciation and Amortization			
Other Expenses			
Operating Profit	$0	$0	$0

	2020	2021	2022
Interest Expense			
Other Revenues or Gains			
Other Expenses or Losses			
Earnings Before Taxes	$0	$0	$0

	2020	2021	2022
Income Taxes			
Net Income	$0	$0	$0

	2020	2021	2022
Common Shares Outstanding			
Earnings Per Share			
Dividends Per Share			

Statement of Cash Flows

US-GAAP

Fiscal Year End 12/31	2020	2021	2022
(in Thousands):	Sum:	Sum:	Sum:
▼ Cash Provided by Operating Activities	$0	$0	$0
Net Income			
Adjustments			
Depreciation Expense			
Amortization Expense			
Gain on Sale of Equipment			
Increase in Accounts Receivable			
Decrease in Unearned Rent Revenue			
Decrease in Inventories			
Increase in Accounts Payable			
Increase in Prepaid Expenses			
Increase in Income Taxes Payable			
▼ Cash Used in Investing Activities	$0	$0	$0
Purchase of Available for Sale Securities			
Sale of Equipment			
Purchase of Buildings			
▼ Cash Used in Financing Activities	$0	$0	$0

Fiscal Year End 12/31	2020	2021	2022
Repayment of Debts			
Issuance of Debts			
Payment of Cash Dividends			
Issuance of Common Stock			
Repurchase of Common Stock			
▼ Cash and Equivalents	$0	$0	$0
Cash and Equivalents, Beginning of Year			
Net Increase/Decrease in Cash and Equivalents			